EXHIBIT 99.2


                                 [Translation]

To Whom It May Concern:

                                       Filed on September 1, 2003
                                       Company Name: Kanto Auto Works, Ltd.
                                       Name and Title of Representative:
                                         Susumu Uchikawa, President
                                       Code Number: 7223
                                         First Section of Tokyo and Nagoya Stock
                                           Exchanges
                                       Name and Title of Contact Person:
                                         Yosuke Uematsu
                                         General Manager, Finance and Cost
                                           Management Division
                                       Telephone Number: 046-861-5111

                                       [Parent Company]
                                       Company Name: Toyota Motor Corporation
                                       Name and Title of Representative:
                                         Fujio Cho, President
                                       Code Number: 7203
                                         Securities exchanges throughout Japan
                                       Name and Title of Contact Person:
                                           Takahiko Ijichi
                                           General Manager, Accounting Division
                                       Telephone Number: 0565-28-2121


             Notice Concerning Amendments to the Business Prospects
             ------------------------------------------------------


Based on recent progress in our business performance, we hereby make amendments to the prospective figures of interim business performance of Fiscal Year 2004 ending March 31, 2004 (starting from April 1, 2003 and ending on September 30,
2003) (announced on July 31, 2003) and the prospective figures of the business performance of Fiscal Year 2004 ending March 31, 2004 (starting from April 1, 2003 and ending on March 31, 2004) (announced on April 24, 2003) of Kanto Auto Works Ltd., ("KAW") as follows:

1. Amendments to the prospective figures of non-consolidated interim business performance of Fiscal Year 2004 ending March 31, 2004 (from April 1, 2003 to September 30, 2003)

                                                                     (In millions of yen)
-------------------------------------------------------------------------------------------
                                               Net sales         Ordinary       Interim net
                                                                  income          income
-------------------------------------------------------------------------------------------
    Previous prospects (A)                      275,000            5,500          3,600
    (Announced on July 31, 2003)
-------------------------------------------------------------------------------------------
    New prospects (B)                           275,000            5,500          8,600
-------------------------------------------------------------------------------------------
    Amount changed                                   --               --          5,000
    (B - A)
-------------------------------------------------------------------------------------------
    % of change                                      --               --          138.9%
-------------------------------------------------------------------------------------------
    From April 1, 2002 to September             272,711            3,488          6,836
    30, 2002
    (Actual performance of interim
       period of FY2003)
-------------------------------------------------------------------------------------------

2. Amendments to the prospective figures of consolidated interim business performance of Fiscal Year 2004 ending March 31, 2004 (from April 1, 2003 to September 30, 2003)

                                                                     (In millions of yen)
-------------------------------------------------------------------------------------------
                                               Net sales         Ordinary       Interim net
                                                                  income          income
-------------------------------------------------------------------------------------------
    Previous prospects (A)                      291,500            5,700           3,700
    (Announced on July 31, 2003)
-------------------------------------------------------------------------------------------
    New prospects (B)                           291,500            5,700           8,700
-------------------------------------------------------------------------------------------
    Amount changed                                   --               --           5,000
    (B - A)
-------------------------------------------------------------------------------------------
    % of change                                      --               --           135.1%
-------------------------------------------------------------------------------------------
    From April 1, 2002 to September             283,362            2,983           7,088
    30, 2002
    (Actual performance of interim
    period of FY2003)
-------------------------------------------------------------------------------------------

3. Amendments to the prospective figures of non-consolidated business performance of Fiscal Year 2004 ending March 31, 2004 (from April 1, 2003 to March 31, 2004)

                                                                     (In millions of yen)
-------------------------------------------------------------------------------------------
                                               Net sales         Ordinary          Net
                                                                  income          income
-------------------------------------------------------------------------------------------
     Previous prospects (A)                     508,000            10,500          6,700
     (Announced on April 24, 2003)
-------------------------------------------------------------------------------------------
     New prospects (B)                          508,000            10,500         11,700
-------------------------------------------------------------------------------------------
     Amount changed                                  --                --          5,000
     (B - A)
-------------------------------------------------------------------------------------------
     % of change                                     --                --           74.6%
-------------------------------------------------------------------------------------------
     From April 1, 2002 to March 31,            559,826            10,154         10,278
     2003
     (Actual performance of FY2003)
-------------------------------------------------------------------------------------------

4. Amendments to the prospective figures of consolidated business performance of Fiscal Year 2004 ending March 31, 2004 (from April 1, 2003 to March 31,
    2004)

                                                                     (In millions of yen)
-------------------------------------------------------------------------------------------
                                               Net sales         Ordinary          Net
                                                                  income          income
-------------------------------------------------------------------------------------------
    Previous prospects (A)                      531,000            10,900          6,800
    (Announced on April 24, 2003)
-------------------------------------------------------------------------------------------
    New prospects (B)                           531,000            10,900         11,800
-------------------------------------------------------------------------------------------
    Amount changed                                   --                --          5,000
    (B - A)
-------------------------------------------------------------------------------------------
    % of change                                      --                --           73.5%
-------------------------------------------------------------------------------------------
    From April 1, 2002 to March 31,             583,008            10,266         10,637
    2003
    (Actual performance of FY2003)
-------------------------------------------------------------------------------------------

5. Reasons for the Amendments

    Based on the resolution made at the meeting of the Board of Directors of Toyota Motor Corporation ("TMC") held on May 30, 2003, TMC (a major shareholder of KAW) purchased additional shares of KAW on the same day and came to hold a majority of KAW's voting rights.

    In connection with the above, pursuant to Article 211-2 of the Commercial Code, KAW sold all of TMC's shares which it held to TMC through an off-the-market transaction on September 1, 2003.

    The amendments made to the prospective figures of KAW's business performance include the extraordinary profit rising out of the above transaction.